May 23, 2014

Via EDGAR

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0001

GasLog Ltd.
Form 20-F for the year ended December 31, 2013
Filed March 27, 2014
File No. 001-35466

Dear Ms. Cvrkel:

We refer to the letter of May 8, 2014 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “SEC”) to GasLog Ltd. (the “Company”) setting forth the comments of the SEC staff (the “Staff”) on the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 (the “2013 20-F”), filed with the SEC via EDGAR on March 27, 2014. We respectfully submit this response on behalf of the Company.

The numbered paragraphs and headings below correspond to those headings set forth in the Comment Letter. Each of the Staff’s comments are set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the 2013 20-F.

Pending Vessel Acquisition, page 33

1. We note that on January 15, 2014 you announced an agreement with Methane Services Limited, an affiliate of BG Group, to purchase three 145,000 cbm steam-powered LNG carriers, and to charter those ships back to BG Group for six-year initial terms, which closed on April 10, 2014, as further described in the press release included as an exhibit to your Form 6-K filed on April 10, 2014. We also note that the aggregate cost to GasLog for the ships was expected to be approximately $468 million. Please tell us and disclose in MD&A and the notes to your financial statements your planned accounting treatment for this transaction. As part of your response, please indicate how the purchase price for the vessels was determined and indicate whether any portion of the $468 million of consideration paid in connection with this transaction has been allocated to the charter agreements with MSL that were entered into in connection with this transaction. If not, please explain why.

Response:

The Company advises the Staff that the Company intends to account for this transaction as the acquisition of assets based on an analysis of the transaction under the guidance set forth in International Financial Reporting Standards (“IFRS”) 3 Business Combinations, which results in a conclusion that the acquired set of net assets does not constitute a business.

The Company’s agreement for the purchase of the three vessels and separate agreements to charter the vessels back to BG Group for six-year initial terms did not include the acquisition of activities required to operate a vessel neither did it transfer any such services to the Company. No business processes were part of the acquisition of the vessels.  Commercial management of the vessels acquired is being provided by the Company, whereas prior to the acquisition the commercial management was under the direction of BG Group. Although the technical manager of the vessels (GasLog LNG Services Ltd., a wholly owned subsidiary of the Company) remains the same before and after the acquisition, new technical management contracts were entered into with the new vessel-owning entities upon the acquisition of the vessels (i.e., the technical management contracts were not transferred in the acquisition).

Last, with the exception of the existence of long-lived assets (the vessels) and the charter party agreements entered into by the new vessel-owning entities with Methane Services Limited (a subsidiary of BG Group), the transferred assets do not include intellectual property, access to necessary materials or rights, employees, management systems and processes or access to customers. In other words, except for the vessel and the charter party agreements, no other inputs and no processes are transferred to GasLog as components to this acquisition. Based on the absence of processes attached to the inputs, the transaction is considered an asset acquisition.

The aggregate acquisition price of $468 million ($465 million paid at the closing and $3 million to be paid upon receipt of the relevant spares and before the end of the initial term of the charter party agreements) was agreed with BG Group in arm’s-length negotiations, and after considering the market conditions, the valuations of similar types of vessels and the net present value of the cash flows from the ownership of the vessels until the expiration of their useful life and approximates the Company’s estimate of the fair value of the vessels acquired on a charter-free basis, based on market data available and brokers’ valuations.

The management of the Company has  also considered whether the charter agreements entered into approximate market rates and has concluded that the contracted daily charter rate approximates  fair value on the transaction completion date, taking into account the rates agreed with  BG Group were in arm’s-length negotiations and the management’s understanding of the market.

Considering all the above, the purchase price will be allocated in total to the vessel cost.

Because the vessel acquisition closed during the second quarter of 2014, the Company will record the transaction in its second quarter and half-year financial statements and include appropriate disclosure in the MD&A and the notes to the financial statements of its second quarter financial report. The Company has included disclosure about the acquisition in the subsequent events note to the interim financial statements for the first quarter of 2014, which are included in the Form 6-K filed May 14, 2014.

Item 5. Operating and Financial review and Prospects
Critical Accounting Policies
Ship Cost, Lives and Residual Value
Impairment of Vessels, page 72

2. In light of the significant amount of vessels on your balance sheets, please revise the critical accounting policies and estimates section to include a more thorough discussion of how you analyze your vessels for impairment under the guidance in IAS 36 Specifically, please revise to explain in further detail how you estimate projected cash flows related to your vessels including the rates used for future periods for which you do not currently have charter agreements, and the discount rates used in your impairment analysis. Your revised disclosure should include a detailed discussion explaining the methods and significant assumptions used by management to determine the recoverable amount of the vessels for purposes of your impairment analysis.

Response:

The Company advises the Staff that IAS 36 requires the recoverable amount of an asset to be measured whenever there is an indication that the asset may be impaired. At December 31, 2013, management performed an assessment of whether there was any indication that our vessels may be impaired by considering both internal and external sources of information as provided by IAS 36. Based on this assessment, management concluded that there were no impairment indications as of December 31, 2013. Consequently, the Company did not proceed to conduct the “value in use” calculation, as it was not required by IAS 36.

The paragraphs appearing on pages 72 and 73 of the 2013 20-F under the heading “Impairment of vessels” describe how value in use is calculated as part of the Company’s disclosure of its critical accounting policies. The Company confirms that in the future, if impairment indicators exist, the assumptions for the calculation of the future cash flows will be discussed.  The Company recognizes that, in accordance with IAS 36, the assumptions to be used in the future, when and if the need arises for estimated cash flows to be prepared, must be reasonable, supportable, and based on the facts and circumstances prevailing at that time. For example, the Company’s estimate of future charter hire will be based on future expectations of charter hire taking into account historical and future rates available at the time and evidence of the length of an LNG shipping cycle. Similarly, future operating costs and drydock costs will be estimated based on actual costs and expected changes based on the facts and circumstances at that time, which could be different from the assumptions that would be used to calculate the value in use at the current time.

Based on the above, the Company believes that no additional disclosure is necessary under the critical accounting policies.

3. Please consider expanding the Critical Accounting Policies section of MD&A to include a table summarizing your owned vessels that details by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Also, please identify within this table any vessels whose estimated market values are less than their carrying values. In this regard, for those vessels whose estimated market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, if you decided to sell all of such vessels. Also, the disclosure accompanying the table should discuss the related accounting treatment of your vessels, and describe the circumstances under which you would be required to record an impairment loss for those vessels with a carrying value in excess of their estimated fair market values.

Response:

As of December 31, 2013, none of the Company’s vessels had a market value lower than its carrying value. In the current circumstances, the Company believes that the requested disclosure for each vessel would not be material to investors. However, the Company advises the Staff that the following table and disclosure (appropriately updated) will be added in future Annual Reports on Form 20-F, together with the market value of any vessels for which the carrying value exceeds the estimated market value. The table below sets forth in U.S. dollars (i) the historical acquisition cost of our vessels and (ii) the carrying value of each of our vessels as of December 31, 2013 and December 31, 2012.

“					Carrying values(1)
	Vessel	Acquisition Date	Cargo capacity (cbm)	Acquisition cost	December 31, 2012	December 31, 2013
	GasLog Savannah	May 2010	155,000	229,732	213,354	207,010
	GasLog Singapore	July 2010	155,000	227,189	211,941	205,663
	GasLog Shanghai	January 2013	155,000	189,139	-	184,229
	GasLog Santiago	March 2013	155,000	188,981	-	184,886
	GasLog Sydney	May 2013	155,000	195,295	-	192,061
	GasLog Skagen	July 2013	155,000	195,206	-	192,812
	GasLog Seattle	December 2013	155,000	200,895	-	200,542
	GasLog Chelsea(2)	October 2013	153,600	162,300	-	161,086
	Totals			1,588,737	425,295	1,528,289

(1) Our vessels are stated at carrying values (refer to our significant accounting policies in Note 2 to our financial statements). As of December 31, 2013, no impairment was recorded. Impairment charges, if any, would be determined as described under “Impairment of Vessels”.

(2) The vessel was built in June 2010 and was acquired by the Company as a second-hand vessel in October 2013.

[Except where indicated,] The market value of each vessel individually, and all vessels in the aggregate, exceeds the carrying value of that vessel, and all vessels in the aggregate, as of December 31, 2013 and December 31, 2012.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, which may include:

● reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

● news and industry reports of similar vessel sales;

● news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

● approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

● offers that we may have received from potential purchasers of our vessels; and

● vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

Because we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values can be highly volatile, so that our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

Or, in case that the market value is lower than the carrying value:

*Indicates vessels for which we believe, as of December 31, N and N-1, the basic charter-free market value is lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels, of approximately $..... million and $ …… million, as of December 31, N and N-1, respectively, exceeds their aggregate basic charter-free market value of approximately $...... million and $..... million, by approximately $...... million and $....... million, at December 31, N and N-1, respectively.”

Note 11. Borrowings, page F-24

4. We note from the disclosure included on page F-27 that in June and July of 2013, Gaslog as corporate guarantor for all of the loan facilities, entered into supplemental agreements with all the respective banks whereby the ratio of total indebtedness divided by total capitalization was amended to a maximum percentage of 75% from 65% that was initially agreed. We also note that a total amendment fee of $1,499,768 was paid. Please tell us and revise the notes to your financial statements to explain how the amendment fee that was paid was accounted for in your financial statements.

Response:

The Company advises the Staff that as disclosed in Note 2, page F-13 of the 2013 20-F, “Commitment, arrangement, structuring, legal and agency fees incurred for obtaining new loans or refinancing existing facilities are recorded as deferred loan issuance costs and classified contra to debt while the fees incurred for the undrawn facility are classified under non-current assets in the statement of financial position and will be classified contra to debt on the drawdown dates. Deferred financing costs are deferred and amortized to financial costs over the term of the relevant loan, using the effective interest method.”

As per IAS 39 Financial Instruments – Recognition and Measurement, paragraphs 40 and AG62, as the amendments to the covenants did not result in substantially different terms to the loan facilities, the covenant amendments can be considered a modification of the existing loan facilities. Consequently, any costs or fees incurred adjust the carrying amount of the liability and are amortized over the remaining term of the modified loan.

Based on the above, as of December 31, 2013, the amendment fee of $435,000 that relates to the undrawn facility has been classified under non-current assets and will be classified as a reduction of total debt outstanding on the drawdown date, while the $1,064,768 that relates to the facilities already drawn has been added to the unamortized deferred loan issuance costs and will be amortized over the remaining term of the relevant facilities.

The Company advises the Staff that in future filings the Company will explain in greater detail how the amendment fee was accounted for in its financial statements. Specifically, the following disclosure will be added to the Borrowings note (appropriately updated):

“As the above mentioned amendments to the loan covenants did not result in, substantially different terms to the loan facilities, the amendments are considered a modification of the existing loan facilities.  Consequently the amendment fees incurred during the year ended December 31, 2013 which amounted to $1,499,768, have been accounted as deferred financing fees and will be amortized over the remaining term of the relevant facilities.  Of this amount, $435,000 that relates to the undrawn facility has been classified under non-current assets as a reduction of total debt outstanding on the drawdown date, while the balance of $1,064,768 that relates to the facilities already drawn has been added to the unamortized deferred loan issuance costs and will be amortized over the remaining term of the relevant facilities.”

Note 21. Derivative Financial Instruments, page F-37

Interest rate swaps held for trading

5. We note from the disclosure on page F-39 that the change in the fair value of interest rate swaps held for trading as of December 31, 2013 amounted to a gain of $19,828,517 compared to a loss for the year ended December 31, 2012 of $4,619,052 which was recognized against earnings in the period incurred and is included in (loss) gain on swaps. Please tell us and explain in the notes to your financial statements the changes in facts or circumstances that resulted in the recognition of a gain during 2013 as compared to a loss during 2012. Your discussion in MD&A should be similarly revised.

Response:

The Company advises the Staff that the recognition of gain of $19,828,517 from the valuation of the interest rate swaps in 2013 compared to a loss of $4,619,052 in 2012 resulted from the following:

●
As of December 31, 2011, there were no interest rate swaps held for trading, as compared with a notional amount of $143,000,000 of interest rate swaps held for trading as of December 31, 2012. The loss on swaps recognized in 2012 was equal to the derivative liability of these swaps at the end of 2012, which was $4,619,052. The loss derived from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, was lower than the agreed fixed interest rates.

●
In 2013, the notional amount of the interest rate swaps held for trading increased to $630,187,112, compared to $143,000,000 as of December 31, 2012, mainly due to the fact that the hedge accounting for seven interest rate swaps was discontinued because the effectiveness criteria were not met. These swaps were reclassified from interest rate swaps designated as cash flow hedging instruments to interest rate swaps held for trading. The increase in the notional amount and the increase in the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, resulted in a positive movement in the fair value of the swaps classified as held for trading by $19,828,517.

The Company advises the Staff that in future filings it will include the above explanation (appropriately updated) of the changes in facts and circumstances that result in the recognition of a gain or loss in relation to its interest rate swaps in both the MD&A and the notes to the financial statements.

Note 25. Subsequent Events, page F-44

6. We note from the disclosure in Note 26 and elsewhere in the filing that in February 2014, GasLog Partners L.P., a subsidiary of the Company, made a confidential submission to the U.S. Securities and Exchange Commission of a draft registration statement on Form F-1 for an initial public offering of units formed to own certain of GasLog’s LNG carriers with multi-year charters. Please tell us and explain in the notes to your financial statements how you plan to account for this subsidiary in your financial statements following the completion of the initial public offering. In a related matter, please also explain whether you expect to recognize a gain or loss on the sale on the units by your subsidiary in your financial statements in connection with its planned public offering and explain how any gain or loss will be calculated or determined.

Response:

Following the completion of the initial public offering of common units by GasLog Partners L.P. (the “MLP”) and the exercise of the underwriters’ overallotment option in May 2014, the Company owns a 51.8% ownership interest in the MLP, which includes a 2% general partnership interest held by GasLog Partners GP LLC (the “General Partner”), which is a wholly owned and controlled subsidiary of the Company. In addition, the General Partner will initially have the right to appoint the majority (three of five) of the MLP’s directors and as a result the Company retains control over the MLP. Consequently, the transfer of certain wholly owned subsidiaries of the Company to the MLP will be accounted for as a reorganization of entities under common control.

Paragraph 23 of IFRS 10 states, “Changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary are equity transactions (i.e., transactions with owners in their capacity as owners).” Therefore, no gain or loss on the sale of MLP units will be recognized in the statement of comprehensive income of the Company until such time as the Company ceases to control the MLP.

The MLP transaction closed during the second quarter of 2014 and will be reflected in the Company’s second quarter and half-year financial statements, together with appropriate disclosure in MD&A. The Company included disclosure regarding this transaction in the subsequent events note to the interim financial statements for the first quarter of 2014 which are included in the Form 6-K filed May 14, 2014.

Other

The Company hereby acknowledges to the Commission that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

On behalf of the Company, please allow us to express our appreciation of your attention to this matter.  Should you have any questions or comments with respect to this response letter, please contact William P. Rogers, Jr. at 212-474-1270 or D. Scott Bennett at 212-474-1132.

Sincerely,

/s/ William P. Rogers Jr.

William P. Rogers Jr.

Copy to:

Mr. Simon Crowe
Chief Financial Officer
GasLog Ltd.
c/o GasLog Monaco S.A.M.

VIA E-MAIL